VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation
Registration Statement on Form N-2
File No. 333-231946

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Goldman Sachs & Co. LLC, BofA Securities, Inc., RBC Capital Markets, LLC, SunTrust Robinson Humphrey, Inc. and Wells Fargo Securities, LLC, on behalf of the several Underwriters, hereby join in the request of Owl Rock Capital Corporation that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 17, 2019 at 3:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 8, 2019;

(ii)	Date of distribution: July 8, 2019 through July 17, 2019;

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 17;

(iv)	Number of prospectuses so distributed: approximately 3,696; and

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Act of 1934.

Very truly yours,

GOLDMAN SACHS & CO. LLC

BOFA SECURITIES, INC.

RBC CAPITAL MARKETS, LLC

SUNTRUST ROBINSON HUMPHREY, INC.

WELLS FARGO SECURITIES, LLC

On behalf of themselves and the several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ C. Erich Bluhm
Name:	C. Erich Bluhm
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Dana Sclafani
Name:	Dana Sclafani
Title:	Managing Director

SUNTRUST ROBINSON HUMPHREY, INC.

By:	/s/ Patrick J. Garrett
Name:	Patrick J. Garrett
Title:	Managing Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
Name:	Lear Beyer
Title:	Managing Director

[Owl Rock Capital Corporation Acceleration Request]